TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta  T5S 1S7

Telephone:  (780) 430-7072  Fax:  (780) 930-7073

January 11, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER - Titan Trading Analytics Inc. announced today it intends to proceed with a non-brokered private placement offering units (“Units”) at a purchase price of $0.15 per Unit. Each Unit will consist of one (1) Common Share in the share capital of Titan and one (1) share purchase warrant of Titan (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one (1) additional common share in the capital of Titan at the price of $0.20 during the first twelve (12) months after the date of issuance and at $0.25 during the next twelve (12) months. The private placement will be conducted in the reliance upon certain prospectus and registration exemptions contained in the Securities Act (Alberta) and the Securities Act (British Columbia). The maximum amount to be raised under the private placement is $150,000.00. There is no minimum offering amount and it is expected that the offering will close on or before January 21, 2005.  Completion of the offering is subject to the prior receipt of all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.